BYRON GLOBAL CORP.
 3903-2045 Lakeshore Blvd. West,
Toronto ON, M8V 2Z6 Canada
Tel: 416 594 0528 Fax: 416 594 6811
Email: byronres@sympatico.ca

September 14, 2005

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Att: Kristin Shifflett
Tel: 202 551 3381
Via Fax: 202 772 9202
1 Page

RE:  BYRON GLOBAL CORP.
 File No. 000-30194

Comment Letter dated August 4, 2005 Re:  Form 20F-F/A December 31, 2005;
Item 19. Financial Statements and Exhibits; Note 3- Marketable Securities, pages 22, 23.

Dear Ms. Shifflett;

Following your comment letter of August 4, 2005, please find below the amendment found in Form 20 F for the fiscal year ended December 31, 2004.

The Form 20 F includes the following revision:

    2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

          (I)    Investment Valuation

The Company carries its investments at fair value, as determined in good faith by the Board of Directors. Securities that are publicly traded are valued at the closing price on the valuation date. Debt and equity securities that are not publicly traded are valued at fair value as determined in good faith by the Board of Directors.  In making such determination, the Board of Directors values non-convertible debt securities at cost plus amortized original issue discount plus payment-in-kind ("PIK") interest, if any, unless adverse factors lead to a determination of a lesser valuation. Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have resulted had a readily available market for the securities existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuation currently assigned.   Additionally, events and changes in circumstances may indicate that a decline in an investment is other than temporary.   If that occurs a loss is realized recognized.  A new cost basis is established at that time.  Subsequent increases or decreases in the fair value of the securities which are not deemed to be other than temporary are recognized as unrealized gains or losses.

3.         MARKETABLE SECURITIES

The marketable securities consist of common shares of Ontex Resources Ltd. (671,000 shares; fair market value of $221,430) and Bio‑America Inc. (15,000 shares; fair market value of $1,265) and have been classified as available for sale.  Amounts presented for the periods prior to December 31, 2002 have been restated by an amount of $43,158 to reflect the unrealized loss on these investments in order to comply with the Company's accounting policy described in Note 2.

Please contact the writer should you require further information.

Yours truly,
Ross McGroarty
Chairman